Contact

www.linkedin.com/in/erik-degiorgi-35466365 (LinkedIn)

Top Skills

Leadership

Entrepreneurship

Certifications

SBA Emerging Leaders (e200)

Secret Security Clearance

Honors-Awards

Ed Tarlow award for Excellence in Marketing

Erik DeGiorgi

CEO, NetSpeek

Greater Boston

Experience

NetSpeek

CEO

March 2024 - Present (7 months)

Greater Boston

NetSpeek is reshaping how people interact with their workplace technology.

VETRN

Member, Board of Directors

January 2013 - Present (11 years 9 months)

Greater Boston

VETRN is a federally funded 501c3 that has provided hundreds of military veterans and their families training and mentorship in order to grow their existing small businesses.

MediaVue

16 years 11 months

CEO

April 2023 - March 2024 (1 year)

Mediavue provides a suite of software & hardware technologies complimented with a robust managed services offering to support large scale digital out of home communications networks globally.

Member, Board of Directors

May 2014 - March 2024 (9 years 11 months)

President & COO

December 2021 - April 2023 (1 year 5 months)

Co-Founder

May 2007 - January 2017 (9 years 9 months)

Greater Boston

Commonwealth of Massachusetts

Executive Director, Subcommittee for Veteran Education

August 2012 - June 2014 (1 year 11 months)

Boston, Massachusetts

Committee developed a nationally recognized template for boosting success rates for student veterans and helped pass State legislation requiring veteran resource centers in all public institutions of higher learning.

United States Marine Corps

Infantryman (0352)

July 2001 - August 2005 (4 years 2 months)

Kunar Province, Afghanistan | Marine Barracks 8th & I

-Conducted dozens of combat operations in support of Operation Enduring Freedom

-Served on the Honor Guard for the 43rd President of the United States & his Cabinet

Education

Rhode Island School of Design

MFA

Lesley University

BA, Cum Laude